FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Signing of Loan Agreement for greenfield second-stage oil refinery in Mosorod, Egypt

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 10, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

August 10, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Signing of Loan Agreement for greenfield second-stage oil refinery in Mosorod, Egypt

Mitsui & Co., Ltd. (“Mitsui”) has announced the signing on 9 August 2010 of an agreement to provide a loan facility of US$200 million to Egyptian Refining Company (Takrir) S.A.E. (“ERC”), a special purpose company established by Citadel Capital, the leading private equity firm focusing exclusively on Africa and the Middle East region, and its co-investors, including Egyptian General Petroleum Corporation (“EGPC”). The loan is covered by Nippon Export and Investment Insurance (NEXI) under its Overseas Investment Insurance program.

ERC is developing a state-of-the-art greenfield second-stage oil refinery in Mostorod, 40km northeast of Cairo, Egypt which will produce over 4 million tons per year of light petroleum products including LPG and diesel, adjacent to existing facilities owned by Cairo Oil Refinery Company (“CORC”), a subsidiary of EGPC. Total project costs are approximately US$3.7 billion, to be funded by a combination of sponsor equity, the loan from Mitsui and financing from international commercial banks and from policy-driven international financial institutions including Japan Bank for International Cooperation, The Export-Import Bank of Korea (Korea Eximbank), European Investment Bank and African Development Bank.

A consortium of Mitsui and South Korea’s GS Engineering & Construction Corp. was awarded the engineering, procurement and construction contract for the facility in 2007, expected to be commercial operation in July 2015, and has supported smooth start up of the Project.

Despite rapid and sustained economic growth in Egypt, investment in the industrial production of light petroleum products such as diesel has not kept pace with increased demand. Once the project enters commercial operation it is expected to significantly reduce reliance on importation of such products. Mitsui is proud and honored, through its involvement in the successful development and execution of this important project, to contribute to Egypt’s self-sufficiency in the production of higher-value petroleum products, to improving the environment by reducing the quantities of sulphur released into the atmosphere in the Greater Cairo area, and to creating employment opportunities for skilled domestic workers.

Mitsui is committed to further investment in the basic industry sector, including in the refining industries, and will continue to prioritize proactive involvement in infrastructure projects in Egypt and the rest of the Middle East. Through its business activities Mitsui is dedicated to contributing to wider development in these geographic regions and to strengthening the mutual cooperation between these regions and Japan.

<Project Outline>

Company name	Egyptian Refining Company (Takrir) S.A.E.
Location	Mostorod, Greater Cairo, Egypt
Establishment	4 July 2007
Business	Petroleum refining
Term	25 years
Shareholders	Arab Refining Company: 82% Egyptian General Petroleum Corporation: 15% Others: 3%

<Scheme>

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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